Exhibit 99.1

Clearmind Medicine Granted Patent for Binge Behavior Treatment by the Macau International Intellectual Property Office

Vancouver, Canada, Jan. 02, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the "Company"), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announces advancement in its proprietary MEAI- based binge behavior regulator program through the granting of patent approval from the Macau International Intellectual Property Office.

The allowed patent is directed, among others to be used as primary amine aminoindan compound to regulate binge behavior. This includes primary amine aminoindan compounds beyond 5-methoxy-2-aminoindan (MEAI), the Company's innovative psychedelic molecule.

This latest granted patent in Macau, a special administrative region of China, further strengthens Clearmind’s global intellectual property portfolio, which now includes 31 granted patents across 18 patent families, with patents granted in major jurisdictions such as the US, Europe, China, India, Hong Kong and now Macau.

Dr. Adi Zuloff-Shani, CEO of Clearmind, commented, “The issuance of this patent supports Clearmind’s efforts to establish a proprietary and differentiated IP portfolio in the psychedelic space with non-hallucinogenic proprietary molecules that have the potential to change the life of millions that struggle with substance addictions relating to alcohol and food. We believe that our unique IP portfolio aligns with our mission to develop transformative treatments that address the underlying mechanisms of binge behaviors, helping individuals regain control over their lives.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol "CMND" and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its efforts to establish a proprietary and differentiated IP portfolio in the psychedelic space with non-hallucinogenic proprietary molecules that have the potential to change the life of millions that struggle with substance addictions relating to alcohol and food and how its unique IP portfolio aligns with its mission to develop transformative treatments that address the underlying mechanisms of binge behaviors, helping individuals regain control over their lives.  The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.